                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------


                                    Form 11-K


(Mark One)

[X]              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the fiscal year ended December 31, 2000

                                       OR

[ ]            TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

             For the transition period from __________ to __________

                                  ------------

                           COMMISSION FILE NO. 1-11402

                                  ------------

                               CENDANT CORPORATION
                              EMPLOYEE SAVINGS PLAN
                            (FULL TITLE OF THE PLAN)

                               CENDANT CORPORATION
          (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN)

                               9 WEST 57TH STREET
                            NEW YORK, NEW YORK 10019
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

CENDANT CORPORATION
EMPLOYEE SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            PAGE
                                                                            ----

         INDEPENDENT AUDITORS' REPORT                                         1

         FINANCIAL STATEMENTS FOR THE YEARS ENDED
              DECEMBER 31, 2000 AND 1999

         Statements of Net Assets Available for Benefits
                  as of December 31, 2000 and 1999                            2

         Statements of Changes in Net Assets Available for Benefits
                  for the Years Ended December 31, 2000 and 1999              3

         Notes to Financial Statements                                       4-8

         SUPPLEMENTAL SCHEDULE:

         Schedule of Assets Held for Investment Purposes at End of Year      10


SCHEDULES REQUIRED UNDER THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 ("ERISA"), OTHER THAN THE SCHEDULE LISTED ABOVE, ARE OMITTED BECAUSE OF THE ABSENCE OF THE CONDITIONS UNDER WHICH THEY ARE REQUIRED.

INDEPENDENT AUDITORS' REPORT


To the Trustees and Participants of
Cendant Corporation Employee Savings Plan


We have audited the accompanying statements of net assets available for benefits of Cendant Corporation Employee Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP
New York, New York
June 20, 2001

CENDANT CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                  2000                1999
                                            ---------------      --------------
ASSETS
      Investments, at fair value            $   367,896,275     $   335,037,627

      Contributions receivable from:
          Participants                              914,351             168,879
          Employer                                  596,480              63,256
      Interest and dividends receivable              76,127              59,331
                                            ---------------      --------------

          Total receivables                       1,586,958             291,466
                                            ---------------      --------------


NET ASSETS AVAILABLE FOR BENEFITS           $   369,483,233     $   335,329,093
                                            ===============     ===============

                       See notes to financial statements.

CENDANT CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                                          2000            1999
                                                                     -------------    ------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions from:
      Participants                                                   $  34,989,945    $ 25,740,022
      Employer                                                          15,913,326      11,718,967
                                                                     -------------    ------------

          Total contributions                                           50,903,271      37,458,989
                                                                     -------------    ------------

Investment income:
      Net appreciation (depreciation) in fair value of investments     (96,825,650)     57,538,512
      Interest and dividends                                            20,013,961      14,041,884
                                                                     -------------    ------------

          Total investment income (loss)                               (76,811,689)     71,580,396
                                                                     -------------    ------------

          Total additions                                              (25,908,418)    109,039,385
                                                                     -------------    ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
      Net benefits paid to participants                                 36,933,618      23,637,283
                                                                     -------------    ------------

          Total deductions                                              36,933,618      23,637,283
                                                                     -------------    ------------

NET INCREASE (DECREASE) IN NET ASSETS
      AVAILABLE FOR BENEFITS                                           (62,842,036)     85,402,102

TRANSFER IN OF ASSETS FROM MERGED PLAN(S)                               96,996,176      12,488,238

NET ASSETS AVAILABLE FOR BENEFITS,
      BEGINNING OF YEAR                                                335,329,093     237,438,753
                                                                     -------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS,
      END OF YEAR                                                    $ 369,483,233    $335,329,093
                                                                     =============    ============

                       See notes to financial statements.

CENDANT CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN

     The following description of Cendant Corporation Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description or the Plan documents, which are available from Cendant Corporation, ("Cendant" or the "Company" or the "Plan Sponsor") for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan established for certain eligible employees of Cendant Corporation that provides Internal Revenue Code
     Section 401(k) employee salary deferral benefits and additional employer contributions for the Company's employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan was amended various times during 2000 and 1999 to allow for existing plans of companies acquired by Cendant to be combined into the Plan (see "Rollovers").

     The following is a summary of certain Plan provisions:

     a. ELIGIBILITY - Each regular employee (as defined in the Plan) of the Company is eligible to participate in the Plan on the entry date following both attainment of age 18 and completion of six months of service.

     b. EMPLOYEE CONTRIBUTIONS - Participants may elect to make pre-tax contributions up to fifteen percent of pre-tax annual compensation up to a maximum of $10,500 for 2000 and $10,000 for 1999. Participants may change their investment allocations between funds on a daily basis. Participants should refer to each fund's prospectus for a more complete description of the risks associated with each fund.

     c. EMPLOYER CONTRIBUTIONS - The Company makes contributions to the Plan equal to 100% of all eligible employees' salary deferral up to 3% of the employees' eligible compensation. An additional discretionary employer contribution may be made, no greater than 50% of the employees' eligible salary deferral contributions over 3% of the employees' compensation, up to a maximum of 6% of the employees' eligible compensation.

     d. ROLLOVERS - All employees, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service ("IRS") regulations.

          During 2000, approximately $97.0 million in plan assets associated with the qualified plan of Cendant Membership Services, a wholly-owned subsidiary of Cendant Corporation, were merged into the Plan and are included in Transfer In of Assets from Merged Plan(s) in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2000.

          During 1999, in connection with companies previously acquired by Cendant, the Company completed the transfer of assets from the existing plans of such acquired companies, including Electronic Realty Associates, Inc., Credential Services International, Inc., Jackson Hewitt Inc., Resort Computer Corporation and Home Mortgage Network.
          In addition, the accumulated plan benefits of the reservation center employees of Avis Group Holdings, Inc. were transferred into the Plan. The resulting plan transfers accounted for plan assets of approximately $12.5 million being merged into the Plan in 1999 and are included in Transfer In of Assets from Merged Plan(s) in the Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 1999.

     e. VESTING SCHEDULE - Employer contributions credited to accounts of employees who commenced employment on or subsequent to January 1, 1998 vest according to the following schedule:

                          YEARS OF                  VESTED
                          SERVICE                  INTEREST
                          --------                 --------
                        Fewer than 1                   0%
                              1                       34%
                              2                       67%
                              3                      100%

          Employer contributions credited to accounts of employees who commenced employment prior to January 1, 1998 are 100% vested in such contributions.

     f. LOAN PROVISION - Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance, provided the vested balance is at least one thousand dollars. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence and are secured by the participant's vested account balance. Loan repayments must be made through payroll deductions over a term not to exceed five years unless the proceeds of the loan are used to purchase the principal residence of the employee, in which case the term is not to exceed fifteen years. The loans bear interest at a rate commensurate with the prime rate plus one percent. Principal and interest is paid ratably through periodic payroll deductions.

     g. PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contributions and allocations of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     h. BENEFITS PAID TO PARTICIPANTS - Participants are entitled to withdraw all or any portion of their after-tax contributions. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59 1/2 or for hardship in certain circumstances, as defined in the Plan, before that age. Distributions to terminated employees are recorded in each fund's financial statements when paid. Amounts payable to participants who have terminated participation in the Plan were approximately $1.2 million and $0.6 million at December 31, 2000 and 1999, respectively.

     i. FORFEITED ACCOUNTS - Forfeited balances of participants' nonvested accounts are used to reduce future employer contributions or other purposes permitted by law and in accordance with the Plan. During the years ended December 31, 2000 and 1999, forfeited account balances were approximately $22,400 and $280,300, respectively. In 2000 and 1999, employer contributions were reduced by $12,400 and $316,000, respectively, from the forfeited nonvested accounts.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. BASIS OF ACCOUNTING - The accompanying financial statements are prepared on an accrual basis of accounting. Certain reclassifications have been made to prior year amounts to conform to current year presentation. All administrative costs of the Plan, other than costs incurred to maintain participant loan accounts, were paid by the Company.

     b. VALUATION OF INVESTMENTS AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The shares of registered investment companies are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Loans to participants are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

          The Plan's investment contract is valued at contract value. Contract value represents contributions made under the contract, plus interest, less funds used to pay benefits to participants.

     c. USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     d. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS - In June 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 138, "ACCOUNTING FOR CERTAIN DERIVATIVE INSTRUMENTS AND CERTAIN HEDGING ACTIVITIES," which amends SFAS No. 133, "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES." SFAS No. 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Plan adopted SFAS No. 133, as amended and interpreted, effective January 1, 2001. The adoption of SFAS No. 133, as amended and interpreted through June 2001, did not have an impact on the Plan's financial statements.

3.   INVESTMENTS

     The following investments represent five percent or more of the Plan's net assets available for benefits as of December 31, 2000 and 1999.

                                                         2000           1999
                                                     ------------   ------------
Stable Value Fund                                    $ 71,606,613   $ 49,917,705
Aim Charter Fund                                       43,787,178     55,078,853
Cendant Corporation Common Stock Fund                  37,263,966     76,155,397
Merrill Lynch Equity Index Trust                       35,988,975     37,437,860
Neuberger Berman Separately Managed Portfolio          33,158,954             --
Putnam New Opportunities Fund                                  --     19,339,075
                                                     ------------   ------------

                                                     $221,805,686   $237,928,890
                                                     ============   ============

      During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value as follows:

Mutual Funds                                                       $(43,798,035)
Collective Trusts                                                    (3,415,374)
Cendant Stock                                                       (49,813,364)
Corporate Bond Funds                                                    201,123
                                                                   ------------

                                                                   $(96,825,650)
                                                                   ============

4.   TAX STATUS

     The Plan is qualified under section 401(a) of the Internal Revenue Code of 1986 (the "Code") and is exempt from taxation under section 501(a) of the Code. The Plan received a favorable IRS determination letter dated May 21, 1996. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the related trust was tax exempt as of the financial statement dates. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.   INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

     The Stable Value Fund (the "Fund") is composed of the CIGNA Guaranteed Account and the Merrill Lynch Retirement Preservation Trust. The Fund primarily invests in investment contracts providing a guaranteed return on principal invested over a specified time period, which varies by contract. As of February 1, 1996, contributions to the CIGNA Guaranteed Account were frozen; thereafter, contributions were made only to the Merrill Lynch Retirement Preservation Trust. The crediting interest rates at December 31, 2000 for various investment contracts ranged from 5.3% to 6.2% and the average yield of the Fund for the 2000 and 1999 plan years was

     6.4% and 6.2%, respectively. All investment contracts in the Fund are fully benefit responsive and are recorded at contract value, which equals principal plus accrued interest. The contract value of the Fund at December 31, 2000 and 1999 was $71,606,613 and $49,917,705, respectively.

6.   PARTY-IN-INTEREST

     A portion of the Plan's investments is shares in funds managed by Merrill Lynch. Merrill Lynch is the custodian of these investments as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7.   PLAN TERMINATION

     Although the Company has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA. If the Plan is terminated, the amounts credited to the employer contribution accounts of all participants become fully vested.

                              SUPPLEMENTAL SCHEDULE

                    CENDANT CORPORATION EMPLOYEE SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                                                             Contract or
                                                   Number of                   Current
Description                                      Units/Shares                   Value
-----------                                      ------------                   -----
Cendant Corporation Common Stock Fund              3,871,581               $  37,263,966
Merrill Lynch Equity Index Trust **                  392,165                  35,988,975
Stable Value Fund **                              71,606,613                  71,606,613
Neuberger Berman International Equity Fund           327,671                   4,600,502
Neuberger Berman Separately Managed Portfolio      3,716,245                  33,158,954
Kobrick Capital Fund                                 488,367                   6,441,557
Kobrick Emerging Growth Fund                         357,728                   4,711,276
Kobrick Growth Fund                                  248,006                   4,449,229
GAM International Fund                               107,673                   2,155,622
MFS Emerging Growth Fund                             174,875                   7,830,897
PIMCO Total Return Fund                              393,724                   4,090,789
Merrill Lynch Small Cap Index **                      46,349                     484,343
Merrill Lynch Aggregate Bond Index Fund **            16,444                     169,540
Merrill Lynch International Index Fund **             75,688                     859,059
Neuberger Berman Genesis Trust                       314,570                   8,414,735
Oppenheimer Capital Income Fund                       68,205                     868,927
Alliance Premier Growth Fund                         138,233                   3,692,194
Alliance Quasar Fund                                  60,955                   1,434,271
AIM Charter Fund                                   2,938,737                  43,787,178
Merrill Lynch EuroFund **                             46,246                     705,712
Merrill Lynch Growth Fund **                         293,061                   6,092,736
AIM Constellation Fund                               399,639                  11,561,552
Franklin Balance Sheet                                47,442                   1,692,272
Putnam New Opportunities Fund                        301,357                  17,665,566
Templeton Foreign Fund                               833,052                   8,613,753
Federated High Income Bond Fund                       26,246                     223,614
PIMCO Renaissance Fund                                74,636                   1,371,062
MASS Investment Growth                               354,591                   6,077,694
Merrill Lynch Balanced Capital Fund **               325,727                   9,892,324
Merrill Lynch Corp Bond Fund Inter-Term **           386,216                   4,306,312
Davis NY Venture Fund                                121,801                   3,500,561
AIM Weingarten Fund                                  611,914                  12,525,870
Loan Fund *                                       11,062,111                  11,062,111
Cash Fund                                                 -                      593,258
Other                                                  3,251                       3,251
                                                 -----------               -------------
Total                                            100,231,119               $ 367,896,275
                                                 ===========               =============

* Maturity dates range from January 2001 to November 2015. Interest rates range from 6.00 % to 10.75 %.

** This fund is managed by Merrill Lynch. As such, these amounts are the result of party-in-interest transactions.


                   THIS SCHEDULE SHOULD BE READ IN CONJUNCTION
         WITH THE ACCOMPANYING FINANCIAL STATEMENTS AND NOTES THERETO.

                    CENDANT CORPORATION EMPLOYEE SAVINGS PLAN


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         CENDANT CORPORATION
                                         EMPLOYEE SAVINGS PLAN


                                         BY: /s/ TERENCE P. CONLEY
                                             -------------------------------
                                             Terence P. Conley
                                             Senior Vice President,
                                                Human Resources

                                         CENDANT CORPORATION


                                         BY: /s/ KEVIN M. SHEEHAN
                                             -------------------------------
                                             Kevin M. Sheehan
                                             Senior Vice President and Chief
                                                  Financial Officer
Date: June 20, 2001                          Cendant Corporation

                                  EXHIBIT INDEX


EXHIBIT                                                        PAGE NO.
-------                                                        --------

23.1     Consent of Deloitte & Touche LLP                            14


                                      -13-